

August 29, 2011

Via E-mail
Peter Sayre
Senior Vice President and
        Principal Accounting Officer
Prudential Financial, Inc.
751 Broad Street
Newark, New Jersey 07102

>   **Re: Prudential Financial, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 25, 2011**
>   **File No. 001-16707**

Dear Mr. Sayre:

We have reviewed your August 10, 2011 response to our verbal comment conveyed on August 1, 2011. We have an additional comment unrelated to our previous comments, in which we ask you to provide us with information so we may better understand your accounting.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Notes To Consolidated Financial Statements
11. Certain Nontraditional Long-Duration Contracts
Liabilities For Guarantee Benefits, page 322

1. With respect to your variable annuity contracts, it appears that you are accounting for certain future policy benefit guarantees as bifurcated embedded derivatives recorded at fair value with changes in fair value each period included in "Realized investment gains (losses), net."   These include at a minimum the following guarantees "GMAB", "GMWB" and "GMIWB".   Your discussion of Variable Annuity Optional Living Benefit Features (page 161 of MD&A) states that these guarantees primarily relate to "the optional living benefit features" of your Individual Annuities segment. Please provide us a more detailed description of these products which identifies what features within each led you to conclude that they were bifurcated embedded derivatives. Cite the

specific authoritative literature you used to support your conclusions, including your consideration of the guidance in ASC 815-10-15 paragraphs 52-53 and ASC 815-15-55 paragraphs 57-61 in arriving at your conclusions for the accounting method applied for each product.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant